Exhibit 99.1

(1)  Philippe O. Chambon ("Chambon"), in his capacity as a member of the investment committees of DLJCC (as defined below), may be deemed to beneficially own the shares as to which this Form 4 relates. Dr. Chambon disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Sprout Capital IX, L.P. ("Sprout IX") and

Sprout Entrepreneurs Fund, L.P. ("Sprout Entrepreneurs") are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation ("DLJCC"), a

Delaware corporation, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of

Sprout IX and Sprout Entrepreneurs. DLJ Associates IX, L.P. ("Associates IX"), a Delaware

limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX.  DLJ Capital Associates IX, Inc. ("DLJCA IX"), a Delaware corporation,

is the managing general partner of Associates IX. Dr. Chambon is a limited partner of

Associates IX.

(2) Includes 718,858 shares of Common Stock distributed by Sprout IX.

(3) Includes (i) 14,184 shares of Common Stock held directly by Sprout Entrepreneurs, (ii)

7,542 shares of Common Stock held directly by DLJCC and (iii) 7,554 shares of Common Stock held directly by Dr. Chambon.